Filed Pursuant to Rule 433
Registration Statement No. 333-283969

CAPPED NOTES WITH ABSOLUTE RETURN BUFFER (CAPPED NOTES)

Capped Notes with Absolute Return Buffer Linked to an International Equity Index Basket
Issuer	The Toronto-Dominion Bank (“TD”)
Principal Amount	$10.00 per unit
Term	Approximately 2 years
Market Measure
An international equity basket index comprised of the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P/ASX 200 Index (Bloomberg symbol: “AS51”) and the FTSE® China 50 Index (Bloomberg symbol: “XIN0I”) (each, a “Basket Component”). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index® and the S&P/ASX 200 Index will be given an initial weight of 7.50%, and the FTSE® China 50 Index will be given an initial weight of 5.00%.

Payout Profile at Maturity
•      [101.00% to 110.00%] leveraged upside exposure to increases in the Market Measure, subject to the Capped Value
•    A positive return equal to the absolute value of the percentage decline in the level of the Market Measure only if the Market Measure does not decline by more than 10.00% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)
•         1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with up to 90.00% of your principal at risk

Participation Rate	[101.00% to 110.00%], to be determined on the pricing date
Capped Value	$12.50 per unit, a 25.00% return over the principal amount
Threshold Value	90.00% of the Starting Value of the Market Measure
Interest Payments	None
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/947263/000114036125017254/ef20048374_424b2.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•
Any positive return on the notes is limited and may be less than a comparable investment directly in the stocks included in the Basket Components. The notes provide for a positive return if the value of the Basket increases or does not decrease by more than 10.00%. However, any positive return on the notes based on the appreciation of the Market Measure is limited to the return represented by the Capped Value and may be less than that of a comparable investment directly in the stocks included in the Basket Components.

•
Your potential for a positive return based on the depreciation of the Basket is limited by the Threshold Value and may be less than that of a comparable investment that takes a short position directly in the Basket Components (or the stocks included in the Basket Components). In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value. Because the Threshold Value is 90.00% of the Starting Value, any positive return due to the depreciation of the Basket is limited to 10.00%. Any decline in the Ending Value from the Starting Value by more than 10.00% will result in a loss, rather than a positive return, on the notes. In contrast, for example, a short position in the Basket Components (or the stocks included in the Basket Components) would allow you to receive the full benefit of any decrease in the level of the Basket Components (or the stocks included in the Basket Components).

•
Payments on the notes are subject to the credit risk of TD, and actual or perceived changes in the creditworthiness of TD are expected to affect the value of the notes. If TD becomes unable to meet its financial obligations as they become due, you may lose some or all of your investment.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•
The initial estimated value of your notes is not a prediction of the prices at which you may sell your notes in the secondary market, if any exists, and such secondary market prices, if any, will likely be less than the public offering price of your notes, may be less than the initial estimated value of your notes and could result in a substantial loss to you.

•
You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of the securities included in the Basket Components.

•
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities in the Basket Components trade against the U.S. dollar which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

•	Recent executive orders could adversely affect your investment in the notes.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.
The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit(1)	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.000	-90.00%
-75.00%	$3.500	-65.00%
-50.00%	$6.000	-40.00%
-40.00%	$7.000	-30.00%
-30.00%	$8.000	-20.00%
-20.00%	$9.000	-10.00%
-10.00%(1)	$11.000	10.00%
-5.00%	$10.500	5.00%
0.00%(2)	$10.000	0.00%
10.00%	$11.055	10.55%
20.00%	$12.110	21.10%
23.70%	$12.500(3)	25.00%
30.00%	$12.500	25.00%
40.00%	$12.500	25.00%
50.00%	$12.500	25.00%
(1)	This hypothetical percentage change corresponds to the Threshold Value.
(2)	This hypothetical percentage change corresponds to the Starting Value.
(3)	Any positive return based on the appreciation of the Market Measure cannot exceed the return represented by the Capped Value.

TD has filed a registration statement (including a product supplement and a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that TD has filed with the SEC, for more complete information about TD and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, TD, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.